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                              November 24, 2020

       Scott McNeill
       Chief Executive Officer, Chief Financial Officer, and Director Switchback II Corporation
       5949 Sherry Lane, Suite 1010
       Dallas, TX 75225

                                                        Re: Switchback II
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
2, 2020
                                                            CIK 0001829730

       Dear Mr. McNeill:

              We have reviewed your draft registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

             After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 2, 2020

       Exhibits

   1. File the consent of each director nominee as an exhibit to the registration statement. See
                                                        Rule 438 of Regulation
C under the Securities Act.
               You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash,
       Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
       (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.
 Scott McNeill
Switchback II Corporation
November 24, 2020
Page 2

                                         Sincerely,
FirstName LastNameScott McNeill
                                         Division of Corporation Finance
Comapany NameSwitchback II Corporation
                                         Office of Manufacturing
November 24, 2020 Page 2
cc:       Douglas E. McWilliams, Esq.
FirstName LastName